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05037481

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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BB3/9

SEC FILE NUMBER

8- 31420

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanford Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Sandpiper Drive
(No. and Street)

Lindenhurst   Illinois   60046
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Brack J. Stanford   (847) 265-9396
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WARADY & DAVIS LLP
(Name – *if individual, state last, first, middle name*)

1717 Deerfield Road – Suite 300 South   Deerfield   Illinois   60015
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 2 8 2005 WASH DC SECTION
179

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __BRACK J. STANFORD__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STANFORD SECURITIES, INC.__ , as of __DECEMBER 31__ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NO EXCEPTIONS__

Signature

PRESIDENT
Title

Denise Polster
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the~~ ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Warady & Davis LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Stanford Securities, Incorporated
535 Sandpiper Drive
Lindenhurst, Illinois

We have audited the accompanying statement of financial condition of STANFORD SECURITIES, INCORPORATED (an Illinois Corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of STANFORD SECURITIES, INCORPORATED as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warady & Davis LLP

February 14, 2005

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2004

ASSETS

Cash and Cash Equivalents	$	62,854
Deposits with and Receivables from Clearing Broker		28,282
Commissions and Fees Receivable		1,925
Refundable Income Taxes		580
Prepaid Insurance		317
	$	93,958

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable		
Commissions Payable	$	663
Payable to Clearing Broker		2,500
Due to Affiliate		7,221
Total Liabilities		10,384

STOCKHOLDER'S EQUITY

Common Stock - No Par Value	
Authorized - 100 shares	
Issued and Outstanding - 100 shares	1,000
Additional Paid-in Capital	19,000
Retained Earnings	63,574
	83,574

	$	93,958

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

REVENUE		
Commissions and Fees	$	243,198
Interest and Dividends		159
		243,357
Expenses		
Commissions and Fees		219,997
Trading Costs		16,678
Management Fees		1,970
Professional Fees		5,664
Insurance		370
Interest		246
Miscellaneous		210
		245,135
NET LOSS	$	(1,778)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 19,000	$ 65,352	$ 85,352
Net Loss			(1,778)	(1,778)
BALANCE, END OF YEAR	$ 1,000	$ 19,000	$ 63,574	$ 83,574

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,778)
Adjustments to Reconcile Net Loss to		
Net Cash Used by Operating Activities		
Deposits with and Receivables from Clearing Broker		(15,682)
Commissions and Fees Receivable		(534)
Refundable Income Taxes		(580)
Prepaid Insurance		(10)
Commissions Payable		66
Payable to Clearing Broker		(6,933)
Income Taxes Payable		893
Total Adjustments		(22,780)
Net Cash Used by Operating Activities		(24,558)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Advances from Affiliate		6,252
NET DECREASE IN CASH AND CASH EQUIVALENTS		(18,306)
Cash and Cash Equivalents, Beginning		81,160
CASH AND CASH EQUIVALENTS, ENDING	$	62,854

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid for:		
Interest	$	246
Income Taxes	$	18

NOTES TO FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE RECOGNITION

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH FLOWS STATEMENT

For the purposes of this statement, the Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3—RELATED PARTY TRANSACTIONS

During the year, the Company has periodically advanced funds to a commonly-owned company (affiliate). These amounts are noninterest bearing and due on demand.

The Company performs brokerage services for the affiliate and has placed customer investments in funds managed by the affiliate. Following is a summary of transactions for 2004:

Commission and fee revenues .... $ 248,550

Commission, fee and trading cost expenses incurred .... $ 233,070

NOTES TO FINANCIAL STATEMENTS

NOTE 4—PAYABLE TO CLEARING BROKER

The Company clears all customers' transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions. Interest is payable on the outstanding balance that generally corresponds to the broker call money rate.

NOTE 5—INCOME TAXES

The Company has a loss carryforward in the amount of $2,255 that may be offset against future taxable income. If not used, the carryforward will expire in 2024.

NOTE 6—COMMITMENTS AND CONTINGENCIES

The Company has entered into an agreement with the affiliate and two individuals whereby the two individuals have purchased stock in the affiliate and the existing sole stockholder has purchased additional stock under a stock purchase and recapitalization agreement. Under the terms of this agreement, the Company and the affiliate have made various representations, guarantees, and warranties, as defined. In addition, the Company must comply with specific covenants including, but not limited to, restrictions on the encumbrance of the Company stock. In connection with this agreement, the Company is subject to consulting agreements with two companies, owned by the two individuals noted above, requiring fees equal to 25% of the net profits, as defined, of the Company for each year. These agreements will remain in effect as long as the two individuals retain their stock in the affiliate. No amounts were due at December 31, 2004.

NOTE 7—OFF-BALANCE SHEET CREDIT AND MARKET RISK

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customer may be required to deposit additional collateral, or reduce positions when necessary.

Commissions receivable and deposits with and receivables from clearing organizations are amounts due from the clearing broker that represent a concentration of credit risk and a deposit for clearing securities transactions of its customers. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 8—NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $78,895, which was $73,895 in excess of its required net capital of $5,000. The Company's net capital ratio was .13 to 1.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
  THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

NET CAPITAL
  Total Stockholder's Equity.. $ 83,574

  Deductions:
    Non-allowable assets
      Deposits with and Receivables from Clearing Broker..   3,282
        Other Assets..   897
      Haircut on Other Securities...   500

        Total Deductions...   4,679

Net Capital.. $ 78,895

AGGREGATE INDEBTEDNESS
  Total Liabilities as per Accompanying Statement of Financial Condition.................... $ 10,384

MINIMUM NET CAPITAL REQUIRED
  Minimum Dollar Net Capital Requirement.. $ 5,000

  Based on Aggregate Indebtedness - 6 2/3% of Aggregate Indebtedness........................ $ 692

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
  Minimum Net Capital Requirement... $ 5,000

  Excess Net Capital.. $ 73,895

  Ratio: Aggregate Indebtedness to Net Capital..   .13 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
    OF THE SECURITIES AND EXCHANGE COMMISSION WITH THE COMPANY'S
    CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA

As of December 31, 2004

Net Capital per Company's Unaudited Computation	$	83,422
Adjustments:		
Differences in Non-Allowable Assets		(3,306)
Audit Adjustments		(1,221)
Total Adjustments		(4,527)
Net Capital per Report Pursuant to Rule 17a-5d	$	78,895

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
    UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii)
thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
    UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii)
thereof.



Warady & Davis LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Stanford Securities, Incorporated
535 Sandpiper Drive
Lindenhurst, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of STANFORD SECURITIES, INCORPORATED for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1717 Deerfield Road, Suite 300 South, Deerfield, Illinois 60015-3977   847•267•9600   Fax 847•267•9696   www.waradydavis.com
Member of MSI Legal & Accounting Network Worldwide **msi**

STANFORD SECURITIES, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

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